Exhibit 99.4

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (this “Agreement”), dated as of July 31, 2023, is by and among Selina Hospitality PLC (the “Company”), Kibbutz Holding S.a.r.l. (“Kibbutz”) and Osprey Investments Limited (“Osprey”, and together with Kibbutz, the “Investors”), and amends and restates in its entirety that certain Warrant Agreement, dated June 26, 2023 (the “Existing Warrant Agreement”), by and among the Company and the Investors, pursuant to Section 9.8 of the Existing Warrant Agreement. This Agreement shall be effective as of the signing of the Second Note Subscription Agreement (as defined below) (the “Effective Date”);

WHEREAS, pursuant to the subscription agreement dated June 23, 2023 by and among Osprey, the Company and Selina Management Company UK Ltd (the “Borrower”) (the “Initial Note Subscription Agreement”), pursuant to which, among other things, Osprey agreed, (i) to purchase from the Borrower Secured Convertible Notes, in the aggregate principal amount of $11,111,111 (as amended, supplemented or otherwise modified from time to time in accordance with its respective terms) (the “Initial Notes”), which, among other things, may be converted into ordinary shares of the Company (the “Initial Note Shares”); and (ii) to acquire associated warrants (the “Initial Note Warrants”), and on June 26, 2023, Kibbutz guaranteed the obligations of the Borrower under the Initial Note Subscription Agreement to Osprey and in consideration therewith on or about the date hereof the Company and Kibbutz entered into a fee letter pursuant to which the Company agreed to issue warrants to acquire ordinary shares in the Company’s share capital (the “Kibbutz Warrants”, and, together with the Initial Note Warrants, the “Initial Warrants”);

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the parties thereto may amend that Existing Warrant Agreement without the consent of any Registered Holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein, fixing any mistake;

WHEREAS, on or about the date hereof Osprey, the Company and the Borrower entered into a second subscription agreement (as amended, supplemented or otherwise modified from time to time in accordance with its respective terms, the “Second Note Subscription Agreement”), pursuant to which, among other things, Osprey agreed, (i) to purchase from the Borrower Secured Convertible Notes, in the aggregate principal amount of $4,444,444 (as amended, supplemented or otherwise modified from time to time in accordance with its respective terms) (the “Second Notes”), which, among other things, may be converted into ordinary shares of the Company (the “Second Note Shares”); and (ii) to acquire associated warrants (the “Second Note Warrants);

WHEREAS, on future dates, Osprey and the Company may enter into one or more equity subscription agreements (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “PIPE Subscription Agreements”) pursuant to which Osprey will subscribe for the Subscribed Shares and the Subscribed Warrants (each as defined therein), in the aggregate principal amount of up to $30,000,000, and, on future dates, Osprey, the Company and the Borrower may enter into one or more further subscription agreements (as amended, supplemented or otherwise modified from time to time in accordance with its respective terms, the “Further Note Subscription Agreements” and, together with the Initial Note Subscription Agreement, the Second Note Subscription Agreement and the PIPE Subscription Agreements, the “Subscription Agreements”) pursuant to which, among other things, Osprey will agree (i) to purchase from the Borrower Secured Convertible Notes, in the aggregate principal amount of up to $33,333,333 (the “Further Notes”, and, together with the Initial Notes and the Second Notes, the “Notes”), which, among other things, may be converted into ordinary shares of the Company (the “Further Note Shares”); and (ii) to acquire associated warrants (the “Further Note Warrants”, and, together with the Initial Note Warrants, the Kibbutz Warrants, the Second Note Warrants, the Subscribed Warrants, the Note Warrants and the Prepayment Warrants (as defined in Section 3.3.6 below), the “Warrants”, and, each until its applicable Transfer Date (as defined below), a “Private Warrant”, and each after its applicable Transfer Date, a “Public Warrant”, and, such shares acquirable thereunder, together with the Subscribed Shares, the Initial Note Shares, the Second Note Shares, and the Further Note Shares, the “Ordinary Shares”);

WHEREAS, effective upon and subject to the consummation of the agreements above, the Warrants issued thereunder will be exercisable (subject to the terms and conditions of this Agreement) for a number of Ordinary Shares;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company and the holders of the Warrants; and

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WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. [RESERVED]

2. Warrants

2.1 Form of Warrant. Each Warrant shall initially be issued in registered, certificate form only, substantially in the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of any director or officer of the Company, and in each case, shall bear the legend set forth in Exhibit B hereto. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.2 Effect of Countersignature. If a physical certificate is issued, unless and until signed by the Company pursuant to this Agreement, a certificated Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3 Registration.

2.3.1 Warrant Register. The Company shall maintain books (the “Warrant Register”) for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Private Warrants, the Company shall issue and register the Private Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Company. All of the Public Warrants, following each respective Transfer Date, shall initially be represented by one or more book-entry certificates (each, a “Book-Entry Warrant Certificate”) deposited with The Depository Trust Company (the “Depositary”) and registered in the name of Cede & Co., a nominee of the Depositary. Ownership of beneficial interests in the Public Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained by (i) the Depositary or its nominee for each Book-Entry Warrant Certificate, or (ii) institutions that have accounts with the Depositary (each such institution, with respect to a Warrant in its account, a “Participant”).

If the Depositary subsequently ceases to make its book-entry settlement system available for the Public Warrants, the Company may make other arrangements for book-entry settlement. In the event that the Public Warrants are not eligible for, or it is no longer necessary to have the Public Warrants available in, book-entry form, the Company shall provide written instructions to the Depositary for cancellation of each Book-Entry Warrant Certificate, and the Company shall deliver to the Depositary definitive certificates in physical form evidencing such Public Warrants (each a, “Definitive Warrant Certificate”). Such Definitive Warrant Certificate shall be in the form annexed hereto as Exhibit A, with appropriate insertions, modifications and omissions, as provided above.

2.3.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on a Definitive Warrant Certificate made by anyone other than the Company), for the purpose of any exercise thereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary.

2.4 No Fractional Warrants. The Company shall not issue fractional Warrants. If a holder of Warrants would be entitled to receive a fractional Warrant, the Company shall round down to the nearest whole number the number of Warrants to be issued to such holder.

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2.5 Private Warrants. The Private Warrants shall be identical to the Public Warrants, except that so long as they are held by an Investor or any Permitted Transferees (as defined below), as applicable, the Private Warrants: (i) may be exercised for cash or on a cashless basis, pursuant to subsection 3.3.1(c) hereof, (ii) may not be transferred, assigned or sold until thirty (30) days after the Effective Date, and (iii) shall not be redeemable by the Company; provided, however, that, in the case of (ii), the Private Warrants and any Ordinary Shares held by an Investor or any Permitted Transferees, as applicable, and issued upon exercise of the Private Warrants, may be transferred by the holders thereof:

(a) to the Investors’ officers or directors, any affiliate or family member of any of the Investors; officers or directors, any affiliate of an Investor or to any member(s) of an Investor or any of their affiliates, officers, directors and direct and indirect equity holders;

(b) in the case of an individual, by gift to a member such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization;

(c) in the case of an individual, by virtue of the laws of descent and distribution upon death of such person;

(d) in the case of an individual, pursuant to a qualified domestic relations order; or

(e) by private sales or transfers made at prices no greater than the price at which the Warrants were originally purchased;

provided, however, that, in each case these permitted transferees (the “Permitted Transferees”) must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Agreement and the Investors’ Rights Agreement, dated on or about the date hereof, by and among the Company and the other parties thereto (the “IRA”); provided, further, that any transfers under clauses (a) through (e) shall be subject to the IRA.

Following the transfer of a Private Warrant to a Permitted Transferee pursuant to this Section 2.5, each such Private Warrant shall become a warrant which may be publicly traded through the Depositary (subject, always, to the provisions of Section 2.3.1 above) (a “Public Warrant”), provided, that, no such Private Warrant shall become a Public Warrant until such Warrant has been registered as such with the U.S. Securities and Exchange Commission (the “Commission”) in the Company’s Form F-1 registration statement or such other registration statement available thereto, as set forth in Section 7.4 herein and Section 12 in the relevant Subscription Agreement (the date of effect of such transfer pursuant to the preceding sentence, in respect of each such Warrant, the “Transfer Date”).

3. Terms and Exercise of Warrants.

3.1 Warrant Price. Each Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Ordinary Shares stated therein, at the price of $1.50 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement shall mean the price per share (including in cash or by payment of Warrants pursuant to a “cashless exercise,” to the extent permitted hereunder) described in the prior sentence at which Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price of the Warrants at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days (a day, other than a Saturday, Sunday or federal holiday, on which banks in New York City are generally open for normal business is a “Business Day”), unless otherwise required by the Commission, any national securities exchange on which the Warrants are then listed or applicable law, then the Warrant Price of each of the Warrants will automatically and concurrently, with no further action on the part of any Registered Holder or the Company, be reduced to a price per share equal to such reduced Warrant Price of the Warrants, provided, that the Company shall provide at least twenty (20) days prior written notice of such reduction to Registered Holders of the Warrants and, provided further that any such reduction shall be identical among all of the Warrants and the Company shall comply with the requirements of Listing Rule 5406(d)(4) of the Nasdaq Stock Market.

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3.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the date that is one (1) year after the Effective Date (subject to extension of the initial one-year non-exercise period following the Effective Date in the same manner as provided for with respect to the extension of the non-conversion period in Section 1.6(a) of the Notes pursuant to a Non-Conversion Note (as defined in the Notes) (such period, the “Non-Exercise Period”), and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the Effective Date, (y) the liquidation of the Company and (z) other than with respect to the Private Warrants to the extent then held by the original purchasers thereof or their Permitted Transferees, the Redemption Date (as defined below) as provided in Section 6.2 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to a Private Warrant) to the extent then held by the original purchasers thereof or their Permitted Transferees in the event of a redemption (as set forth in Section 6 hereof), each outstanding Warrant (other than a Private Warrant to the extent then held by the original purchasers thereof or their Permitted Transferees in the event of a redemption for cash) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Redemption Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date and, if it does so, then the duration of the each of the Warrants will be automatically and concurrently, with no further action on the part of any Registered Holder, extended to such delayed Redemption Date for the Warrants; provided, that the Company shall provide at least twenty (20) days’ prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.

3.3 Exercise of Warrants.

3.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Company (i) in the case of a Definitive Warrant Certificate, the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Book-Entry Warrant Certificate, the Warrants to be exercised (the “Book-Entry Warrants”) on the records of the Depositary to an account of the Company designated for such purposes in writing by the Company to the Depositary from time to time, (ii) an election to purchase (“Election to Purchase”) Ordinary Shares pursuant to the exercise of a Warrant, properly completed and executed by the Registered Holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant Certificate, properly delivered by the Participant in accordance with the Depositary’s procedures, and (iii) payment in full of the Warrant Price for each full Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Ordinary Shares and the issuance of such Ordinary Shares, as follows:

(a) In lawful money of the United States, in good certified check or good bank draft payable to the order of the Company or by wire transfer of immediately available funds;

(b) in the event of a redemption pursuant to Section 6 hereof in which the Company’s board of directors (the “Board”) has elected to require all holders of the relevant Warrants to exercise such Warrants on a “cashless basis,” by surrendering the Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the Warrant Price and the “Fair Market Value”, as defined in this subsection 3.3.1(b) by (y) the Fair Market Value. Solely for purposes of this subsection 3.3.1(b) and Section 6.3, the “Fair Market Value” shall mean the average last reported sale price of the Ordinary Shares for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants, pursuant to Section 6 hereof;

(c) with respect to any Private Warrant, so long as such Private Warrant is held by the original purchaser thereof or a Permitted Transferee, as applicable, by surrendering such Private Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Private Warrants, multiplied by the difference between the Warrant Price and the “Fair Market Value”, as defined in this subsection 3.3.1(c), by (y) the Fair Market Value. Solely for purposes of this subsection 3.3.1(c), the “Fair Market Value” shall mean the average last reported sale price of the Ordinary Shares for the ten (10) trading days ending on the third trading day prior to the date on which notice of exercise of the Private Warrant is sent to the Company; or(c) as provided in Section 7.4 hereof.

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3.3.2 Issuance of Ordinary Shares on Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if payment is made pursuant to subsection 3.3.1(a)), the Company shall issue to the Registered Holder of such Warrant a book-entry position or certificate, as applicable, for the number of full Ordinary Shares to which the Registered Holder is entitled, registered in such name or names as may be directed by the Registered Holder, and if such Warrant shall not have been exercised in full, a new Book-Entry Warrant or Definitive Warrant, as applicable, for the number of Ordinary Shares as to which such Warrant shall not have been exercised. If fewer than all the Warrants evidenced by a Book-Entry Warrant Certificate are exercised, a notation shall be made to the records maintained by the Depositary, its nominee for each Book-Entry Warrant Certificate, or a Participant, as appropriate, evidencing the balance of the Warrants remaining after such exercise. Notwithstanding the foregoing, the Company shall not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations under Section 7.4, the IRA, the Subscription Agreements and the Notes, or the availability of a valid exemption from registration. No Warrant shall be exercisable and the Company shall not be obligated to issue Ordinary Shares upon exercise of a Warrant unless the Ordinary Shares issuable upon such Warrant exercise have been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants, except pursuant to Section 7.4, the IRA, the Subscription Agreements and the Notes. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant and such Warrant may have no value and expire. In no event will the Company be required to net cash settle the Warrant exercise. Subject to Section 4.6, a Registered Holder of Warrants may exercise its Warrants only for a whole number of Ordinary Shares. The Company may require holders of Warrants to settle such Warrants on a “cashless basis” pursuant to subsection 3.3.1(b) and Section 7.4. If, by reason of any exercise of any Public Warrants on a “cashless basis”, the holder of any Public Warrant would be entitled, upon the exercise of such Public Warrant, to receive a fractional interest in an Ordinary Share, the Company shall round up to the nearest whole number, the number of Ordinary Shares to be issued to such holder.

3.3.3 Valid Issuance. All Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and non-assessable.

3.3.4 Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, for Ordinary Shares is issued shall for all purposes be deemed to have become the holder of record of such Ordinary Shares on the date on which the Warrant, or book-entry position representing such Warrant, was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate in the case of a certificated Warrant, except that, if the date of such surrender and payment is a date when the share transfer books of the Company or the book-entry system of the Depositary are closed, such person shall be deemed to have become the holder of such Ordinary Shares at the close of business on the next succeeding date on which the share transfer books or book-entry system are open.

3.3.5 Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless such holder makes such election. To the extent that a Holder makes such an election, such Holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates, or any other person subject to aggregation with such person for purposes of the “beneficial ownership” test under Section 13 of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or any group (within the meaning of Section 13 of the Exchange Act) of which such person is or may be deemed to be a part), to the Company’s actual knowledge, would beneficially own (within the meaning of Section 13 of the Exchange Act) in excess of 4.9% or 9.8% (or such other amount as a holder may specify) (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by such person and its affiliates or any other such person or group shall include the number of Ordinary Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes, including the Notes, or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. For purposes of the Warrant, in determining the number of outstanding Ordinary Shares, the holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company’s most recent annual report on Form 20-F, Current Report on Form 6-K or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Ordinary Shares then outstanding. In any case, the number of issued and outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding Ordinary Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company. The determination of whether a Warrant is exercisable and of the number of Warrants that are exercisable shall be in the sole discretion of the Holder, and the submission of an Election to Purchase shall be deemed to be the Holder’s determination of whether such Warrant is exercisable and of the number of Warrants that are exercisable, and the Company shall not have any obligation to verify or confirm the accuracy of such determination and neither of them shall have any liability for any error made by the Holder or any other Person.

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3.3.6 Warrants upon Prepayment. Concurrently with any prepayment of any amount of the Notes and any accrued but unpaid interest thereon which the Borrower undertakes in accordance with Section 1.5 the Notes, the Company shall issue to the Lender, to the extent Lender so elects Warrants in the form annexed to the Warrant Agreement to subscribe for new Ordinary Shares, which Warrants will have a five-year term and an exercise price of $1.50 per share (the “Prepayment Warrants”). The number of Prepayment Warrants to be issued by the Company shall be calculated by reference to the aggregate dollar amount of the applicable Note and any accrued but unpaid interest thereon which the Borrower prepays in accordance with Section 1.5 of the Note on the basis that one Prepayment Warrant shall be issued (rounded up to the nearest whole number of Prepayment Warrants) for each $1.50 that is prepaid). Each Prepayment Warrant shall be: (i) at all times, an Osprey Warrant; (ii) until its Transfer Date, a Private Warrant; and (iii) from and including its Transfer Date, a Public Warrant. Any reference to Warrants herein shall include the Prepayment Warrants.

4. Adjustments.

4.1 Dividends.

4.1.1 Split-Ups. If after the date hereof, and subject to the provisions of Section 4.6 below, the number of issued and outstanding Ordinary Shares is increased by a dividend payable in Ordinary Shares, or by a split-up of Ordinary Shares or other similar event, then, on the effective date of such dividend, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the issued and outstanding Ordinary Shares. A rights offering to holders of the Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the “Fair Market Value” (as defined below) shall be deemed a dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the Ordinary Shares) and (ii) one (1) minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the Fair Market Value. For purposes of this subsection 4.1.1, (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Fair Market Value” means the volume weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

4.1.2 Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Ordinary Shares on account of such Ordinary Shares (or other shares of the Company’s share capital into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above and (b) Ordinary Cash Dividends (as defined below) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each Ordinary Share in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Ordinary Shares issuable on exercise of each Warrant) does not exceed $0.05.

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4.2 Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 4.6 hereof, the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

4.3 Adjustments in Warrant Price.

4.3.1 Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.1.1 or Section 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Ordinary Shares so purchasable immediately thereafter.

4.3.2 During the last three months of the Exercise Period, the Warrant Price shall be adjusted to the lower of (i) $1.50 per share or (ii) a 30% premium to the average closing price per Ordinary Share of the Ordinary Shares of the Company quoted on the Nasdaq for the five (5) trading days prior to the exercise of the applicable Warrants, provided, however, that no adjustment in Warrant Price in accordance with this subsection 4.3.2 shall be made with respect of any Kibbutz Warrant.

4.4 Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than a change under subsections 4.1.1 or 4.1.2 or Section 4.2 hereof or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another entity or conversion of the Company as another entity (other than a consolidation or merger in which the Company is the continuing corporation (and is not a subsidiary of another entity whose shareholders did not own all or substantially all of the Ordinary Shares of the Company in substantially the same proportions immediately before such transaction) and that does not result in any reclassification or reorganization of the issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance”); provided, however, that in connection with the closing of any such consolidation, merger, sale or conveyance, the successor or purchasing entity shall execute an amendment hereto providing for delivery of such Alternative Issuance; provided, further, that (i) if the holders of the Ordinary Shares were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Ordinary Shares in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Ordinary Shares under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding Ordinary Shares, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4; provided, further, that if less than 70% of the consideration receivable by the holders of the Ordinary Shares in the applicable event is payable in the form of ordinary shares or common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a current report on Form 6-K filed with the Commission, the Warrant Price shall be reduced by an amount (in dollars) (but in no event less than zero) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets (“Bloomberg”). For purposes of calculating such amount, (1) Section 6 of this Agreement shall be taken into account, (2) the price of each Ordinary Share shall be the volume weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (3) the assumed volatility shall be the 90 day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event, and (4) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of the Ordinary Shares consists exclusively of cash, the amount of such cash per Ordinary Share, and (ii) in all other cases, the amount of cash per Ordinary Share, if any, plus the volume weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in Ordinary Shares covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.

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4.5 Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of Ordinary Shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Investors, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of Ordinary Shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3 or 4.4, the Company shall give written notice of the occurrence of such event to each holder of a Warrant, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.6 No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional Ordinary Shares upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round up to the nearest whole number the number of Ordinary Shares to be issued to such holder.

4.7 Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of Ordinary Shares as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.8 Other Events. In case any event shall occur affecting the Company as to which none of the provisions of the preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

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5. Transfer and Exchange of Warrants.

5.1 Registration of Transfer. The Company shall register the transfer, from time to time, of any outstanding Private Warrant upon the Warrant Register, upon surrender of such Private Warrant for transfer, in the case of certificated Private Warrants, properly endorsed with appropriate instructions for transfer. Upon any such transfer, a new Private Warrant representing an equal aggregate number of Private Warrants shall be issued and the old Private Warrant shall be cancelled by the Company.

The Company shall instruct the Depositary, through Computershare Inc., a Delaware corporation, and its affiliates, as Warrant Agent pursuant to the Warrant Agreement dated October 25, 2022 (the “2022 Warrant Agreement”), to register the transfer, from time to time, of any outstanding Public Warrant as a Book-Entry Warrant Certificate, upon surrender of such Public Warrant for transfer to the Company, in the case of Definitive Warrant Certificates, properly endorsed with appropriate instructions for transfer and accompanied by a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Medallion Program or other comparable “signature guarantee program.” Upon any such transfer, a new Public Warrant representing an equal aggregate number of Public Warrants shall be issued and the old Warrant shall be cancelled.

5.2 Procedure for Surrender of Warrants. Warrants may be surrendered to the Company, together with a written request for exchange or transfer, and thereupon the Company shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or in any Book-Entry Warrant Certificate or Definitive Warrant Certificate, each Book-Entry Warrant Certificate and Definitive Warrant Certificate may be transferred only in whole and only to the Depositary, to another nominee of the Depositary, to a successor depository, or to a nominee of a successor depository; provided further, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend (as in the case of the Private Warrants), the Company shall not cancel such Warrant and issue new Warrants in exchange thereof until the Company has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3 No Fractional Warrants. The Company shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a Definitive Warrant Certificate or a Book-Entry Warrant for a fraction of a Warrant.

5.4 Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.5 Warrant Execution and Countersignature. The Company is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5. The Company may countersign a Definitive Warrant Certificate in manual or facsimile form.

6. Redemption.

6.1 Redemption. Subject to Section 6.4 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the Company’s office, upon notice to the Registered Holders of the Warrants, as described in Section 6.2 below, at the price of $0.01 per Warrant (the “Redemption Price”), provided that (1) the last reported sales price of the Ordinary Shares equals or exceeds $6 per share (subject to adjustment in compliance with Section 4 hereof) (the “Redemption Trigger Price”), for at least sixty (60) consecutive trading days ending on the third trading day prior to the date on which notice of the redemption is given and (2) the average daily trading volume of the shares during such sixty (60) day trading day period is greater than 5,000,000 shares per day in the aggregate, and provided that there is an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 60-day Redemption Period (as defined in Section 6.2 below) or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1 and Section 7.4.

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6.2 Date Fixed for, and Notice of, Redemption. In the event that the Company elects to redeem all of the Warrants pursuant to Section 6.1, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (60) days prior to the Redemption Date (the “60-day Redemption Period”) to the Registered Holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice.

6.3 Exercise After Notice of Redemption. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with subsection 3.3.1(b) of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Redemption Date. In the event that the Company determines to require all holders of Warrants to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1, the notice of redemption shall contain the information necessary to calculate the number of Ordinary Shares to be received upon exercise of the Warrants, including the “Fair Market Value” (as such term is defined in subsection 3.3.1(b) hereof) in such case. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

6.4 Exclusion of Private Warrants. The Company agrees that the redemption rights provided in this Section 6 shall not apply to the Private Warrants if at the time of the redemption such Private Warrants continue to be held by an Investor, as applicable. However, once such Private Warrants are transferred (other than to Permitted Transferees under Section 2.5), the Company may redeem the Private Warrants, provided that the criteria for redemption are met, including the opportunity of the holder of such Private Warrants to exercise the Private Warrants prior to redemption pursuant to Section 6.3. Private Warrants that are transferred to persons other than Permitted Transferees shall upon such transfer cease to be Private Warrants and shall become Public Warrants under this Agreement.

7. Other Provisions Relating to Rights of Holders of Warrants.

7.1 No Rights as Stockholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

7.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent, as applicable, may on such terms as to indemnity or otherwise as it may in its discretion impose (which shall include, in the case of a mutilated Warrant, the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3 Approvals for Issuance of Ordinary Shares.

When issued in accordance with the provisions of this Agreement and the Subscription Agreement, the Ordinary Shares issuable upon exercise of the Warrants will be validly issued and fully paid, and will be free of any taxes, liens, charges or encumbrances of any nature whatsoever. The Company shall at all times maintain all requisite approvals to issue Ordinary Shares that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

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7.4 Registration of the Ordinary Shares; Compliance with Rule 144; Cashless Exercise at Company’s Option.

7.4.1 Registration of Ordinary Shares. The Company acknowledges the registration rights granted to each Investor pursuant to Section 12 of each relevant Subscription Agreement, the provisions of the IRA and the Notes, in respect of the Warrants and the Ordinary Shares underlying the Warrants. Without limiting any rights or benefits provided to the Investors in the Subscription Agreements, the IRA and the Notes, the holders of the Warrants shall have the right, during any period when the Company shall fail to have maintained an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or another exemption) for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the Warrant Price and the “Fair Market Value” (as defined below) by (y) the Fair Market Value. Solely for purposes of this subsection 7.4.1, “Fair Market Value” shall mean the volume weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Company from the holder of such Warrants or its securities broker or intermediary. The date that notice of cashless exercise is received by the Company shall be conclusively determined by the Company. In connection with the “cashless exercise” of a Public Warrant, the Company shall, upon request, provide an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the Public Warrants on a cashless basis in accordance with this subsection 7.4.1 is not required to be registered under the Securities Act and (ii) the Ordinary Shares issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 (or any successor rule) under the Securities Act) of the Company and, accordingly, shall not be required to bear a restrictive legend. Except as provided in subsection 7.4.2, for the avoidance of any doubt, unless and until all of the Warrants have been exercised or have expired, the Company shall continue to be obligated to comply with its registration obligations set forth in this subsection 7.4.1, the applicable Subscription Agreement, the IRA and the Notes

7.4.2 The Company agrees that if an Investor proposes to sell Ordinary Shares issuable upon the exercise of this Agreement in compliance with Rule 144 promulgated by the SEC, then, upon Investor’s written request to the Company, the Company shall furnish to the Investor, within ten (10) days after receipt of such request, a written statement confirming the Company’s compliance with the filing requirements of the SEC as set forth in such Rule, as such Rule may be amended from time to time.

7.4.3 Cashless Exercise at Company’s Option. If the Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act (or any successor statute), the Company may, at its option, (i) require holders of Public Warrants who exercise Public Warrants to exercise such Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor statute) as described in subsection 7.4.1 and (ii) in the event the Company so elects, and subject to the registration rights granted to the Investors pursuant to Section 12 of each of the Subscription Agreements, the Company shall (x) not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants, notwithstanding anything in this Agreement to the contrary, and (y) use its best efforts to register or qualify for sale the Ordinary Shares issuable upon exercise of the Public Warrant under the blue sky laws to the extent an exemption is not available.

(i), 8. Other Matters.

8.1 Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required for the carrying out or performing of the provisions of this Agreement.

8.2 Bank Accounts. All funds received under this Agreement that are to be distributed or applied by the Company hereunder (the “Funds”) shall be held by the Company and deposited in one or more bank accounts to be maintained therefor.

8.3 Force Majeure. Notwithstanding anything to the contrary contained herein, the Company shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, epidemics, pandemics, terrorist acts, shortage of supply, disruptions in public utilities, strikes and lock-outs, war, or civil unrest.

9. Miscellaneous Provisions.

9.1 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company shall bind and inure to the benefit of its successors and assigns.

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9.2 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service, postage prepaid, addressed (until another address is filed in writing by the Company), as follows:

Selina Hospitality PLC

27 Old Gloucester Street, London WC1N 3AX

Attention: Jon Grech, General Counsel

E-mail: jon.grech@selina.com

9.3 Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection that such courts represent an inconvenient forum. The foregoing shall not apply to any claims brought under the Securities Act or the Exchange Act.

9.4 Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the Warrants, any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto, and their successors and assigns and of the Registered Holders of the Warrants.

9.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the registered office of the Company, for inspection by the Registered Holder of any Warrant. The Company may require any such holder to submit such holder’s Warrant for inspection by the Company.

9.6 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, and signature pages may be delivered by facsimile, electronic mail (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transaction Act, the New York Electronics Signatures and Records Act (N.Y. State Tech. §§301-309, as amended from time to time, or other applicable law) or other transmission method, each of which when so executed shall be deemed to be an original and all of which taken together constitute one and the same instrument.

9.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.8 Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder for the purpose of (i) curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein, fixing any mistake including to conform the terms of this Agreement to the description in the registration statement of the Company (ii) amending the definition of “Ordinary Cash Dividend” as contemplated by and in accordance with subsection 4.1.2, (iii) adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties hereto may deem necessary or desirable and that the deem parties hereto shall not adversely affect the rights of the Registered Holders, and (iv) to provide for the delivery of Alternative Issuance pursuant to Section 4.4. All other modifications or amendments, including any modification or amendment to increase the Warrant Price or shorten the Exercise Period, shall require the vote or written consent of the Registered Holders of a majority of the then outstanding Public Warrants. Any amendment solely to the Private Warrants shall require the vote or written consent of at least sixty-five percent (65%) of the holders of the then outstanding Private Warrants, as applicable. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, without the consent of the Registered Holders. No supplement or amendment to this Agreement shall be effective unless duly executed by the parties hereto.

9.9 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

9.10 Most Favored Nation. The Company shall not, and will procure that none of its Subsidiaries shall, enter into any transaction or series of transactions with a person who is not Osprey or an affiliate of Osprey in connection with the issuance of warrants in respect of Ordinary Shares of the Company having a value of $500,000 or more (based on the subscription price of any such warrants), without (a) notifying Osprey in writing (which may be by email) (such notice being a “MFN Notice”) of any such transaction or series of transactions before they are entered into together with reasonable details of the same; and (b) with regard to the issuance of any such warrants, irrevocably offering and agreeing with Osprey the right to amend the economic terms of this Agreement (including the subscription price for Ordinary Shares of the Company) to be on equivalent terms as the terms offered under the new warrants. Osprey shall respond to any MFN Notice within a period of ten (10) Business Days and in the event that Osprey fails to respond to any MFN Notice within a period of ten (10) Business Days, Osprey shall be deemed to have waived its rights under this Section 9.10. Osprey’s rights under this Section 9.10 shall continue for only so long as any Warrant issued to Osprey pursuant to this Agreement remains outstanding (but, for the avoidance of doubt, shall not continue following the exercise of all Warrants issued to Osprey pursuant to this Agreement).

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SELINA HOSPITALITY PLC

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	Director

KIBBUTZ HOLDING S.A.R.L.

By:	/s/ DAVID GALAN
Name:	David Galan
Title:	Director

OSPREY INVESTMENTS LIMITED

By:	/s/ GIORGOS GEORGIOU
Name:	Giorgos Georgiou
Title:	Director

[Signature Page to Warrant Agreement]

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EXHIBIT A

[Form of Warrant Certificate]

[FACE]

Number [●]

Warrants

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO

THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR

IN THE WARRANT AGREEMENT DESCRIBED BELOW

SELINA HOSPITALITY PLC.

Organized under the laws of the United Kingdom

CUSIP [_______]

Warrant Certificate

This Warrant Certificate certifies that [_______], or its registered assigns, is the registered holder of [___] warrant(s) evidenced hereby (the “Warrants” and each, a “Warrant”) to purchase voting ordinary shares of $0.005064 each (“Ordinary Shares”), of Selina Hospitality PLC (the “Company”). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement, dated as of [●] 2023 (as amended from time to time, the “Warrant Agreement”), to receive from the Company that number of fully paid Ordinary Shares as set forth below, at the exercise price (the “Warrant Price”) as determined pursuant to the Warrant Agreement, payable in lawful money (or through “cashless exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Warrant Price at the office of the Company, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each Warrant is initially exercisable for one fully paid Ordinary Share. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company will, upon exercise, round up to the nearest whole number the number of Ordinary Shares to be issued to the Warrant holder. The number of Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.

The initial Warrant Price per Ordinary Share for any Warrant is equal to $1.50 per share. The Warrant Price is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void. The Warrants may be redeemed, subject to certain conditions, as set forth in the Warrant Agreement.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless signed by the Company.

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

[Signature Page Follows]

14

SELINA HOSPITALITY PLC as Company

By:
Name:
Title:

15

[Form of Warrant Certificate]

[REVERSE]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive [__] ordinary shares of the Company and are issued or to be issued pursuant to the Warrant Agreement, dated as of [●] 2023 (as amended and restated from time to time, the “Warrant Agreement”), duly executed and delivered by the Company and the Investors, which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder, respectively) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of Election to Purchase set forth hereon properly completed and executed, together with payment of the Warrant Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal office of the Company. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the Ordinary Shares to be issued upon exercise is effective under the Securities Act and (ii) a prospectus thereunder relating to the Ordinary Shares is current, except through “cashless exercise” as provided for in the Warrant Agreement.

The Warrant Agreement provides that upon the occurrence of certain events the number of Ordinary Shares issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in an Ordinary Share, the Company shall, upon exercise, round up to the nearest whole number of Ordinary Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal office of the Company by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Company a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

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Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive [___] Ordinary Shares and herewith tenders payment for such Ordinary Shares to the order of Selina Hospitality PLC (the “Company”) in the amount of $______ in accordance with the terms hereof. The undersigned requests that a certificate for such Ordinary Shares be registered in the name of ______, whose address is and that such Ordinary Shares be delivered to whose address is . If said number of Ordinary Shares is less than all of the Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of ______, whose address is and that such Warrant Certificate be delivered to, whose address is ______.

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6 of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6.3 of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(b) and Section 6.3 of the Warrant Agreement and shall be provided in the notice of redemption.

In the event that the Warrant is a Private Warrant that is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through a cashless exercise (i) the number of Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Ordinary Shares. If said number of Ordinary Shares is less than all of the Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of _________, whose address is and that such Warrant Certificate be delivered to ______, whose address is ______.

[Signature Page Follows]

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Date: _______, 20

(Signature)

(Address)

(Tax Identification Number)
Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 (OR ANY SUCCESSOR RULE) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).

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EXHIBIT B

LEGEND

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT OR 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

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